SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

Press Release

For Immediate Release

OTI’s Saturn 6000 Receives MasterCard PayPass M/Chip Approval

New Reader is First to Support Both the PayPass M/Chip and the Required ISO 14443 PayPass Implementation Version 1.1

Fort Lee, NJ – February 20, 2007 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that its new contactless reader, the Saturn 6000, has been approved by MasterCard after rigorous testing for the latest versions of PayPass: EMV M/Chip Version 1.3 and Magnetic Stripe Version 3.2 contactless payment programs which allows the reader to support the global contactless payments market. The reader is also approved for MasterCard PayPass ISO 14443 Implementation Specification, Version 1.1 required by MasterCard for all products starting this year. In addition, the Saturn 6000 supports contactless payments programs from other major financial institutions, including Visa contactless program, ExpressPay from American Express and Discover Zip as well as programs for mass transit ticketing, MIFARE, loyalty, third party applications, and more.

The Saturn 6000 is based on feedback from OTI’s customers, users and market experience. The stylishly designed reader, available in multiple colors and its large LCD display allows for dynamic graphic support, configurable images, and two lines of characters to be programmed in multiple languages. Its plug-and-play design and small footprint allow for easy installation and multiple configurations: The reader can be placed on the countertop, it can be wall-mounted or it can lie flat. Saturn 6000 is an exceptionally fast reader with built in encryption capabilities developed to address the specific needs of the global contactless markets and the enhanced security required in EMV markets. These features allow the reader to support applications for multiple markets including contactless payments, electronic passports and more.

The Saturn 6000 is designed with channel partners in mind. It offers developers a unique platform based on its comprehensive and modular firmware including sophisticated Application Programming Interface and Macros that allow for the fastest and most efficient contactless EMV transactions to be developed.

Oded Bashan, President & CEO of OTI commented: “the Saturn 6000 is an example of the leading-edge superior products suitable for the markets OTI supports. It is an excellent solution for our petroleum, ID and Payments markets. Its state of the art, flexible and modular design and configuration are the result of our experience, excellent R&D resources combined with OTI’s IP and know–how, providing unbeatable value proposition to our partners and customers.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by failure of the Saturn 6000 to result in expected revenues, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: February 22nd, 2007